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Maidenform Brands, Inc.
154 Avenue E
Bayonne, NJ 07002

July 19, 2005

VIA ELECTRONIC TRANSMISSION
AND OVERNIGHT COURIER

H. Christopher Owings, Esq.
Assistant Director
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0406

    Re:
    Maidenform Brands, Inc. (the "Company")
    Registration Statement on Form S-1, File No. 333-124228

Dear Mr. Owings:

        Pursuant to Rule 461 of the Securities Act of 1933, as amended, Maidenform Brands, Inc. hereby requests acceleration of the effective date of the above-referenced Registration Statement, so that it may become effective at 2:00 p.m. Eastern Time on July 21, 2005, or as soon thereafter as practicable.

Respectfully submitted,

Maidenform Brands, Inc.

By:	/s/ DORVIN D. LIVELY Dorvin D. Lively Chief Financial Officer

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Maidenform Brands, Inc. 154 Avenue E Bayonne, NJ 07002